Exhibit 99.7

Centurion Energy International Inc.
800 Bow Valley Square II
205 5th Avenue S.W.
Calgary, Alberta
T2P 2V7

March 27, 2002
Alberta Securities Commission Continuous Disclosure 21st Floor, 10025 Jasper Avenue Edmonton, Alberta T5K 3Z5	Ontario Securities Commission Suite 800, Box 55 20 Queen Street West Toronto, Ontario M5H 3S8

Saskatchewan Securities Commission 8th Floor 1914 Hamilton Street Regina, Saskatchewan S4P 3V7	British Columbia Securities Commission 200 - 865 Hornby Street Vancouver, British Columbia V6Z 2H4

Manitoba Securities Commission 1128 - 405 Broadway Winnipeg, Manitoba R3C 3L6	Quebec Securities Commission Stock Exchange Tower 800 Victoria Square P.O. Box 246, 17th Floor Montreal, Quebec H4Z 1G3

Dear Sirs:

Re: Centurion Energy International Inc. - Material Change Report

This letter is intended as a statement setting forth certain matters that may be a material change in the affairs of Centurion Energy International Inc. (the "Corporation"). This letter is itemized in the same manner as the form required by the Securities Act (Alberta), Securities Act (British Columbia), Securities Act (Saskatchewan), Securities Act (Manitoba), Securities Act (Ontario) and Securities Act (Quebec).

Concurrent with this filing, this letter is being filed with The Toronto Stock Exchange, being the only exchange on which the Corporation's shares are listed.

Item 1 - Reporting Issuer

Centurion Energy International Inc.
800 Bow Valley Square II
205 5th Avenue S.W.
Calgary, Alberta
T2P 2V7

Item 2 - Date of Material Change

The material change occurred on or about March 25, 2002.

Item 3 - Publication of Material Change

A press release was issued on March 25, 2002 through the facilities of Canadian Corporate News.

Item 4 - Summary of Material Change

The Corporation that it has arranged through its wholly owned subsidiary Eagle Holdings Barbados Limited, a US$30 million, four-year term debt financing underwritten by Standard Bank London Ltd. The loan is in the form of a Revolving Credit Facility which can be drawn down by Eagle as required in accordance with certain borrowing base criteria established by Standard Bank. Interest is payable on the loan on a quarterly basis at LIBOR plus a maximum of four percent. Principal repayments are not required to commence until February 2003. The loan is for use in the development of existing fields in Tunisia and Egypt and for the acquisition of additional producing assets. Eagle has drawn US$10 million under the credit facility. Proceeds were used primarily for building the El Wastani pipeline and production facilities and purchase of the Hana field, both projects located in Egypt.

Item 5 - Full Description of Material Change

The Corporation that it has arranged through its wholly owned subsidiary Eagle Holdings Barbados Limited, a US$30 million, four-year term debt financing underwritten by Standard Bank London Ltd. The loan is in the form of a Revolving Credit Facility which can be drawn down by Eagle as required in accordance with certain borrowing base criteria established by Standard Bank. Interest is payable on the loan on a quarterly basis at LIBOR plus a maximum of four percent. Principal repayments are not required to commence until February 2003. The loan is for use in the development of existing fields in Tunisia and Egypt and for the acquisition of additional producing assets. Eagle has drawn US$10 million under the credit facility. Proceeds were used primarily for building the El Wastani pipeline and production facilities and purchase of the Hana field, both projects located in Egypt.

In connection with the establishment of the credit facility, Centurion has issued an aggregate of 1,000,000 purchase warrants to Standard Bank. Of the purchase warrants issued, 200,000 have vested to Standard Bank and are exercisable at a price of $0.60 per share. The balance of the warrants vest in increments of 100,000 warrants for each US$2.5 million of funds drawn by Eagle under the credit facility. The exercise price of such warrants is equal to 105% of the 20 day weighted average trading price of the common shares of Centurion immediately prior to the vesting date. All of the warrants expire on February 18, 2007 if unexercised prior to such date.

Item 6

Not applicable.

Item 7

Not applicable.

Item 8 - Senior Officer

The name of a Senior Officer of the Corporation who is knowledgeable about the material change and who can be contacted by the Commission is:

Barry Swan, Vice-President, at (403) 263-6002

Item 9 - Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein.

DATED at the City of Calgary, in the Province of Alberta, this 27th day of March, 2002.

CENTURION ENERGY INTERNATIONAL INC.
Per : /s/ Barry W. Swan
Barry W. Swan
Vice-President

cc. The Toronto Stock Exchange